                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           NOVEN PHARMACEUTICALS, INC.
                           ---------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   670009-10-9
                                   -----------
                                 (Cusip Number)

                                STEVEN SABLOTSKY
        3305 WEST SPRING MOUNTAIN ROAD, SUITE 60, LAS VEGAS, NEVADA 89102
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 10, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))



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----------------------------------                   ---------------------------
CUSIP NO. 670009-10-9                    13D                   PAGE 2
----------------------------------                   ---------------------------

--------- ----------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification No. of Above Person

          STEVEN SABLOTSKY
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC Use Only

--------- ----------------------------------------------------------------------
4         Source of Funds

          OO

--------- ----------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization

          USA

-------------------------- ------ ----------------------------------------------
NUMBER OF                  7      Sole Voting Power
SHARES                            1,068,314
BENEFICIALLY              ------ -----------------------------------------------
OWNED BY                   8      Shared Voting Power
EACH REPORTING                    0
PERSON WITH                ------ ----------------------------------------------
                           9      Sole Dispositive Power
                                  1,068,314
                           ------ ----------------------------------------------
                           10     Shared Dispositive Power
                                  0
--------- ----------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,068,314

--------- ----------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          4.8%

--------- ----------------------------------------------------------------------
14        Type of Reporting Person

          IN

--------- ----------------------------------------------------------------------

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----------------------------------                   ---------------------------
CUSIP NO. 670009-10-9                    13D                   PAGE 3
----------------------------------                   ---------------------------




--------- ----------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification No. of Above Person

          NEVON VENTURES LIMITED PARTNERSHIP
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group               (a)[X]
                                                                         (b)[ ]
--------- ----------------------------------------------------------------------
3         SEC Use Only

--------- ----------------------------------------------------------------------
4         Source of Funds

          OO

--------- ----------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization

          NEVADA

-------------------------- ------ ----------------------------------------------
NUMBER OF                  7      Sole Voting Power
SHARES                            0
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY                   8      Shared Voting Power
EACH REPORTING                    694,100
PERSON WITH                ------ ----------------------------------------------
                           9      Sole Dispositive Power
                                  0
                           ------ ----------------------------------------------
                           10     Shared Dispositive Power
                                  694,100
--------- ----------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          694,100

--------- ----------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          3.1%

--------- ----------------------------------------------------------------------
14        Type of Reporting Person

          PN

--------- ----------------------------------------------------------------------




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



----------------------------------                   ---------------------------
CUSIP NO. 670009-10-9                    13D                   PAGE 4
----------------------------------                   ---------------------------


--------- ----------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification No. of Above Person

          NEVON, INC.
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group               (a)[X]
                                                                         (b)[ ]
--------- ----------------------------------------------------------------------
3         SEC Use Only

--------- ----------------------------------------------------------------------
4         Source of Funds

          OO

--------- ----------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization

          USA

-------------------------- ------ ----------------------------------------------
NUMBER OF                  7      Sole Voting Power
SHARES                            0
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY                   8      Shared Voting Power
EACH REPORTING                    694,100
PERSON WITH                ------ ----------------------------------------------
                           9      Sole Dispositive Power
                                  0
                           ------ ----------------------------------------------
                           10     Shared Dispositive Power
                                  694,100
--------- ----------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          694,100

--------- ----------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          3.1%

--------- ----------------------------------------------------------------------
14        Type of Reporting Person

          CO

--------- ----------------------------------------------------------------------



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

                         AMENDMENT NO. 2 TO SCHEDULE 13D

Item 1.  SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D is filed jointly by Steven Sablotsky, Nevon Ventures Limited Partnership (the "Partnership") and Nevon, Inc. (collectively, the "Reporting Persons") with respect to the Common Stock, $.0001 par value (the "Common Stock"), of Noven Pharmaceuticals, Inc. (the "Issuer").

Item 2. IDENTITY AND BANKGROUND

         On July 10, 2001, Mr. Sablotsky resigned from the Board of Directors of the Issuer, and Mr. Sablotsky is no longer a director or an officer of the Issuer. Mr. Sablotsky's principal business address is 3305 West Spring Mountain Road, Suite 60, Las Vegas, Nevada 89102.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         As of July 10, 2001, the Reporting Persons beneficially owned the following Shares:

                                   AMOUNT OF SHARES               PERCENTAGE OF
NAME                            BENEFICIALLY OWNED (D)              CLASS (1)
----                            ----------------------              ------
Steven Sablotsky(2)                   1,068,314                       4.8%
Nevon Ventures
Limited Partnership                     694,100                       3.1%

Nevon, Inc.                             694,100                       3.1%
--------------------

(1) Based on 22,271,742 shares of Common Stock issued and outstanding as reported on the Issuer's Form 10-Q for the quarterly period ended March 31, 2001 filed on May 14, 2001 and assumes the exercise of options to acquire 26,844 Shares exercisable within 60 days of July 10, 2001.

(2) Includes 694,100 Shares held by the Partnership, a limited partnership of which Mr. Sablotsky is the sole limited partner. The Partnership is controlled by its sole general partner, Nevon, Inc. Mr. Sablotsky is the sole shareholder, director and officer of Nevon, Inc. Also includes 347,370 Shares owned directly by Mr. Sablotsky and options to purchase 26,844 Shares owned directly by Mr. Sablotsky and exercisable within 60 days of July 10, 2001.

         The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Nevon, Inc. and Mr. Sablotsky. Nevon, Inc., in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of the Shares for the Partnership. Nevon, Inc. will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the



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Partnership. Mr. Sablotsky, in his capacity as the sole shareholder, a director and an officer of Nevon, Inc., the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

         None of the Reporting Persons engaged in any transactions in the Common Stock during the past 60 days.

         Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  1.       Joint Filing Agreement.




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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: September 19, 2001                 /s/ STEVEN SABLOTSKY
                                         ---------------------------------------
                                         Steven Sablotsky



                                         NEVON VENTURES LIMITED
                                         PARTNERSHIP, a Nevada limited
                                         partnership

                                         By: NEVON, INC., a Nevada
                                             corporation and its General
                                             Partner

Date: September 19, 2001                     By: /s/ STEVEN SABLOTSKY
                                             -----------------------------------
                                                Steven Sablotsky, President



                                         NEVON, INC., a Nevada corporation


Date: September 19, 2001                 By: /s/ STEVEN SABLOTSKY
                                             -----------------------------------
                                             Steven Sablotsky, President



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